                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                            DISCOUNT AUTO PARTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   254642 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gary I. Teblum, Esq.
                         Trenam, Kemker, Scharf, Barkin,
                          Frye, O'Neill & Mullis, P.A.
                               2700 Barnett Plaza
                              Tampa, Florida 33602
                                  813-223-7474
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                        July 12, 2001 and August 7, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 18 Pages)

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   2    OF   18    PAGES
         ----------------------                         --------  ---------

  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FONTAINE INDUSTRIES LIMITED PARTNERSHIP
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (1)         (A) [ X ]
                                                                       (B) [ X ]

         -----------------------------------------------------------------------

   (3)   SEC USE ONLY

         -----------------------------------------------------------------------

   (4)   SOURCE OF FUNDS*

         NOT APPLICABLE
         -----------------------------------------------------------------------

   (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

   (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA LIMITED PARTNERSHIP
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
 NUMBER OF
   SHARES                           -0-
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
 REPORTING                          4,021,509
PERSON WITH                -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    4,021,509
                           -----------------------------------------------------

   (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,021,509
         -----------------------------------------------------------------------

   (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

   (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.1%

         -----------------------------------------------------------------------

   (14)  TYPE OF REPORTING PERSON*

          PN
         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.    254642 10 1                            PAGE   3    OF   18    PAGES
         ----------------------                         --------  ---------

         (1) THE REPORTING PERSON AFFIRMS MEMBERSHIP IN A GROUP CONSISTING OF FONTAINE INDUSTRIES LIMITED PARTNERSHIP, PETER J. FONTAINE, AND THE PETER J. FONTAINE REVOCABLE TRUST. NOTWITHSTANDING THE DESCRIPTIONS OF CERTAIN AGREEMENTS CONTAINED IN ITEMS 3 THROUGH 6 OF THIS STATEMENT, THE REPORTING PERSON DOES NOT AFFIRM MEMBERSHIP IN A GROUP INCLUDING ANY OF ADVANCE AUTO PARTS, INC., ADVANCE HOLDING CORPORATION, ADVANCE STORES COMPANY, INC., OR AAP ACQUISITION CORPORATION.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   4    OF   18    PAGES
         ----------------------                         --------  ---------

  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PETER J. FONTAINE REVOCABLE TRUST
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (1)         (A) [ X ]
                                                                       (B) [ X ]

         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         NOT APPLICABLE
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [   ]

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         FLORIDA REVOCABLE TRUST
         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
 NUMBER OF
   SHARES                           -0-
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
 REPORTING                          4,021,509
PERSON WITH                -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    4,021,509
                           -----------------------------------------------------

  (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,021,509

         -----------------------------------------------------------------------

  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

  (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.1%

         -----------------------------------------------------------------------

  (14)   TYPE OF REPORTING PERSON*

         OO
         -----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   5    OF   18    PAGES
         ----------------------                         --------  ---------

         (1) THE REPORTING PERSON AFFIRMS MEMBERSHIP IN A GROUP CONSISTING OF FONTAINE INDUSTRIES LIMITED PARTNERSHIP, PETER J. FONTAINE, AND THE PETER J. FONTAINE REVOCABLE TRUST. NOTWITHSTANDING THE DESCRIPTIONS OF CERTAIN AGREEMENTS CONTAINED IN ITEMS 3 THROUGH 6 OF THIS STATEMENT, THE REPORTING PERSON DOES NOT AFFIRM MEMBERSHIP IN A GROUP INCLUDING ANY OF ADVANCE AUTO PARTS, INC., ADVANCE HOLDING CORPORATION, ADVANCE STORES COMPANY, INC., OR AAP ACQUISITION CORPORATION.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   6    OF   18    PAGES
         ----------------------                         --------  ---------

  (1)    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PETER J. FONTAINE
         -----------------------------------------------------------------------

  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (1)         (A) [ X ]
                                                                       (B) [ X ]

         -----------------------------------------------------------------------

  (3)    SEC USE ONLY

         -----------------------------------------------------------------------

  (4)    SOURCE OF FUNDS*

         NOT APPLICABLE
         -----------------------------------------------------------------------

  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [   ]

         -----------------------------------------------------------------------

  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

         -----------------------------------------------------------------------

                           (7)      SOLE VOTING POWER
 NUMBER OF
   SHARES                           -0-
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 (8)      SHARED VOTING POWER
    EACH
 REPORTING                          4,023,509
PERSON WITH                -----------------------------------------------------
                           (9)      SOLE DISPOSITIVE POWER

                                    -0-
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER

                                    4,023,509
                           -----------------------------------------------------

  (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,023,509

         -----------------------------------------------------------------------

  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [   ]

         -----------------------------------------------------------------------

  (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.1%

         -----------------------------------------------------------------------

  (14)   TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   7    OF   18    PAGES
         ----------------------                         --------  ---------

         (1) THE REPORTING PERSON AFFIRMS MEMBERSHIP IN A GROUP CONSISTING OF FONTAINE INDUSTRIES LIMITED PARTNERSHIP, PETER J. FONTAINE, AND THE PETER J. FONTAINE REVOCABLE TRUST. NOTWITHSTANDING THE DESCRIPTIONS OF CERTAIN AGREEMENTS CONTAINED IN ITEMS 3 THROUGH 6 OF THIS STATEMENT, THE REPORTING PERSON DOES NOT AFFIRM MEMBERSHIP IN A GROUP INCLUDING ANY OF ADVANCE AUTO PARTS, INC., ADVANCE HOLDING CORPORATION, ADVANCE STORES COMPANY, INC., OR AAP ACQUISITION CORPORATION.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   8    OF   18    PAGES
         ----------------------                         --------  ---------

         This Statement, filed by only Fontaine Industries Limited Partnership ("Fontaine Industries"), the Peter J. Fontaine Revocable Trust and Peter J. Fontaine, individually (the "Reporting Persons") constitutes Amendment No. 5 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Discount Auto Parts, Inc., a Florida corporation (the "Issuer"), as follows:

         1. Schedule 13D filed on January 6, 1994 by Fontaine Industries, the Peter J. Fontaine Revocable Trust and Peter J. Fontaine, individually.

         2. Amendment No. 1 to Schedule 13D filed on July 25, 1994 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Fontaine Enterprises Limited Partnership ("Enterprises"), the Denis L. Fontaine Trust, and Merritt A. Gardner, as trustee.

         3. Amendment No. 2 to Schedule 13D filed on September 8, 1995 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Denis L. Fontaine Family Trust F/B/O Gregory L. Fontaine, the Denis L. Fontaine Family Trust F/B/O Julie A. Fontaine and the Denis L. Fontaine Family Trust F/B/O Christopher J. Fontaine (collectively, the "Fontaine Children's Trusts") and Merritt A. Gardner, as trustee.

         4. Amendment No. 3 to Schedule 13D filed on December 12, 1995 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children's Trusts and Merritt A. Gardner, as trustee.

         5. Amendment No. 4 to Schedule 13D filed on March 22, 2001 by Fontaine Industries, the Peter J. Fontaine Revocable Trust, Peter J. Fontaine, individually and as trustee, Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children's Trusts and Merritt A. Gardner, as trustee. As indicated therein, such Amendment No. 4 constituted both (1) a Schedule 13D filing for Fontaine Industries, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, individually and (2) a separate Schedule 13D filing for Enterprises, the Glenda A. Fontaine Marital Trust, the Fontaine Children's Trusts and Merritt A. Gardner, as trustee.

         As a result of the Voting Agreement (as defined in Item 3) and the Option Agreement (as defined in Item 3), Fontaine Industries, the Peter J. Fontaine Revocable Trust and Peter J. Fontaine may be deemed to be a group with Holding (as defined in Item 3) and Advance (as defined in Item 3) within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the Reporting Persons disclaim membership in, and do not affirm the existence of, a group with Holding and Advance as a result of such agreements.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   9    OF   18    PAGES
         ----------------------                         --------  ---------

         Fontaine Industries, the Peter J. Fontaine Revocable Trust, and Peter
J. Fontaine, individually and as trustee, each jointly amend information with respect to the items set forth below:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Advance Holding Corporation, a Virginia Corporation ("Holding"), Advance Stores Company, Incorporated, a Virginia corporation and wholly-owned subsidiary of Holding ("Advance"), Advance Auto Parts, Inc., a Delaware corporation and wholly-owned subsidiary of Holding ("Advance Auto Parts"), AAP Acquisition Corporation, a Florida corporation and wholly-owned subsidiary of Advance Auto Parts ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger dated as of August 7, 2001 (the "Merger Agreement"), pursuant to which, subject to the terms and conditions contained therein, Merger Sub would merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation"), and as a result thereof each issued and outstanding share of the Issuer's Common Stock at the effective time of the Merger will be exchanged for 0.2577 of a share of common stock of Advance Auto Parts and $7.50 in cash, or an aggregate of approximately 4,305,000 shares of Advance Auto Parts common stock and $128.4 million in cash (of which approximately $3.2 million represents cash consideration to be paid to holders of outstanding in-the-money options of the Issuer). The Merger Agreement is filed herewith as Exhibit 1 and incorporated by reference herein.

         As an inducement to Holding and Advance to enter into the Merger Agreement with the Issuer, Fontaine Industries has entered into an Irrevocable Proxy and Voting Agreement dated as of August 7, 2001 (the "Voting Agreement") with Holding, Advance, the Peter J. Fontaine Revocable Trust and Peter J. Fontaine, in his individual capacity. Pursuant to the Voting Agreement, Fontaine Industries has agreed to vote all of the shares of the Issuer's common stock that it beneficially owns (the "Shares") in favor of the Merger, the Merger Agreement and the transactions contemplated thereby. In addition, Fontaine Industries appointed Advance as its proxy to vote the Shares.

         As further inducement to Holding and Advance to enter into the Merger Agreement, Fontaine Industries has entered into a Stock Option Agreement dated as of August 7, 2001 (the "Option Agreement") with Holding, Advance, the Peter
J. Fontaine Trust and Peter J. Fontaine, individually, pursuant to which Fontaine Industries granted Advance an option to purchase all of the Shares, exercisable under certain specified conditions, as set forth in the Option Agreement.

         This item is not applicable to the gift transaction reported pursuant to this Schedule 13D Amendment. See "Purpose of Transaction."

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE  10    OF   18    PAGES
         ----------------------                         --------  ---------

ITEM 4.           PURPOSE OF TRANSACTION.

TRANSACTIONS BY PETER J. FONTAINE:

         Transfers of Shares.

         On July 12, 2001, Peter J. Fontaine, directly and through the Peter J. Fontaine Revocable Trust, acquired direct ownership of an additional 80,000 shares of the Common Stock of the Issuer pursuant to a partnership distribution from Fontaine Industries.

         On July 12, 2001, following the partnership distribution from Fontaine Industries resulting in the acquisition by Peter J. Fontaine of the direct ownership of an additional 80,000 shares of the Common Stock of the Issuer, Peter J. Fontaine made a gift of 80,000 shares of Common Stock of the Issuer to a charitable organization.

TRANSACTIONS BY FONTAINE INDUSTRIES:

         Transfers of Shares.

         On July 12, 2001, Fontaine Industries made a partnership distribution of 80,000 shares of its Common Stock of the Issuer ultimately to Peter J. Fontaine.

         Agreements Entered into on August 7, 2001

         As stated above, each of the Voting Agreement and the Option Agreement was executed and delivered in connection with the Merger Agreement. Fontaine Industries entered into the Voting Agreement and the Option Agreement in order to help ensure the consummation of the merger contemplated by the Merger Agreement. Fontaine Industries currently anticipates that Advance Auto Parts will acquire all of the outstanding common stock of the Issuer as a result of the Merger. The descriptions herein of the Merger Agreement, Voting Agreement, and Option Agreement are not complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 1 through 3, respectively, to this Schedule 13D, and which are specifically incorporated herein by reference in their entirety.

                                Voting Agreement

         Under the Voting Agreement, Fontaine Industries agreed until the Termination Date (as defined below), at any meeting of holders of the Issuer's Common Stock or in connection with any written consent of the Issuer's shareholders, to vote the shares of the Issuer's Common Stock beneficially owned by Fontaine Industries, and irrevocably appointed Advance as its attorney and proxy to vote in such manner as Advance deems proper with respect to the following, (a) for the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (b) against any proposals for any merger, consolidation, sale or purchase of any assets,

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE  11    OF   18    PAGES
         ----------------------                         --------  ---------

reorganization, recapitalization, liquidation or winding up of or by the Issuer or any other extraordinary corporate transaction which is inconsistent with the Merger or the other transactions contemplated by the Merger Agreement, (c) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, and (d) against any proposals for the amendment of the certificate of incorporation or bylaws of the Issuer or any change in the management or board of directors of the Issuer which is inconsistent with the Merger or the other transactions contemplated by the Merger Agreement. The proxy granted by Fontaine Industries is irrevocable and coupled with an interest. The proxy granted by Fontaine Industries also confers no authority to vote on any other matter. The proxy granted includes the power to call a special meeting of shareholders of the Issuer to consider the Merger Agreement and the transactions contemplated thereby.

         In addition, pursuant to the Voting Agreement, Fontaine Industries agreed prior to the Termination Date not to (a) transfer, encumber or enter into any contract, option, put, call or other arrangement or understanding with respect to the transfer of any of the Shares to any person, (b) trade or take any position, hedge or otherwise, with respect to the Shares, (c) enter into any voting agreement, arrangement or understanding, directly or indirectly, whether by proxy, voting agreement or otherwise, with respect to any of the Shares or deposit any Shares into a voting trust, or (d) take any action that would make any of the representations or warranties contained in the Voting Agreement untrue or incorrect or have the effect of preventing or impeding Fontaine Industries from performing any of its obligations under the Voting Agreement.

         Fontaine Industries also agreed to cease and desist and discontinue any and all existing activities, directly or indirectly, with respect to any of the following actions and not to solicit, initiate, encourage or facilitate (including by way of furnishing information or engaging in any discussions) any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to or relate to, any inquiries, proposals or offers to acquire all or any substantial part of the business or properties of the Issuer or any of its subsidiaries or any substantial part of the capital stock of the Issuer or any of its subsidiaries, whether by merger, share purchase or exchange, reorganization, recapitalization, liquidation, dissolution, consolidation, business combination, purchase of substantial assets, tender offer, exchange or similar transaction, whether for cash, securities or any other consideration or combination thereof, other than the transactions contemplated by the Merger Agreement and other than another transaction or series of related transactions in which Holding, Advance Auto Parts or any of their subsidiaries is the acquiring person.

         Fontaine Industries also agreed under the Voting Agreement that it would not, (a) without the prior written consent of Holding, during the period commencing on the date of the closing of the Merger and continuing for 180 days after such closing, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Advance Auto Parts common stock or any securities convertible into or exercisable or exchangeable for such common stock (whether such shares or any such securities are then owned by Fontaine Industries or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   12   OF   18    PAGES
         ----------------------                         --------  ---------

to another, in whole or in part, any of the economic consequences of ownership of Advance Auto Parts common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Advance Auto Parts common stock or such other securities, in cash or otherwise, other than any shares sold to an underwriter pursuant to an underwriting agreement, or (b) as long as Fontaine continues to serve as a director or officer of Advance Auto Parts, without the prior written consent of the managing underwriter, during the period commencing on the date of a final prospectus relating to any public offering of securities of Holding and ending on the date specified by Holding and the managing underwriter (such period not to exceed 180 days or such shorter lock up period which is applicable to the shares of Holding Class A common stock held, directly or indirectly, by Nicholas F. Taubman) engage in any transaction described in clause (a)(i) or (ii) above, whether any such transaction is to be settled by delivery of Advance Auto Parts common stock or such other securities, in cash or otherwise; provided that the foregoing provisions of clause (b) do not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to Fontaine Industries if all officers and directors and greater than one percent (1%) stockholders of Holding enter into similar agreements.

         The Voting Agreement terminates on the earliest to occur of (the "Termination Date") (a) the effective time of the Merger, (b) the termination of the Voting Agreement by mutual written agreement of the parties, (c) the termination of the Merger Agreement pursuant to Section 9.1(a) thereof (termination by mutual written consent of Holding, Advance Auto Parts and the Issuer), 9.1(b) thereof (termination because the Merger has not been consummated by December 31, 2001) (subject to clause (g) below), 9.1(c) thereof (termination because a court or governmental entity has issued a non-appealable governmental order permanently prohibiting the Merger or the parties determine that a private party action or order under the antitrust laws is reasonably likely to have a material adverse effect on the parties) or 9.1(h) thereof (termination because of the Issuer's failure to satisfy certain physical inventory requirements or amend certain master leases), or the termination by the Issuer of the Merger Agreement under Section 9.1(f) thereof (termination because of a material breach of any representation, warranty, covenant or agreement which is not cured with 30 days of receipt of written notice of such breach), (d) the first business day following the 120th day after the termination of the Merger Agreement pursuant to Section 9.1(d) thereof (termination because the requisite shareholder approval of the Issuer's shareholders has not been obtained), but only if there has been an acquisition proposal prior to a meeting of the Issuer's shareholders, (e) the first business day following the 120th day after the termination of the Merger Agreement pursuant to Section 9.1(e) thereof (termination because of the Issuer's board of directors withdrawing its recommendation to the Issuer's shareholders approving the Merger or recommending another acquisition proposal) or 9.1(g) thereof (termination because the Issuer's board of directors fiduciary duties require that the Issuer terminate the Merger Agreement to pursue a superior proposal), (f) the first business day following the 60th day after the termination of the Merger Agreement by Holding under Section 9.1(f) thereof (termination because of a material breach of any representation, warranty, covenant or agreement which is not cured with 30 days of receipt of written notice of such breach) or (g) the first business day following the 60th day after the termination of the Merger Agreement under
Section 9.1(b) thereof, provided that there has been an acquisition proposal prior to such termination and Holding would be permitted to terminate the Merger Agreement pursuant

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   13   OF   18    PAGES
         ----------------------                         --------  ---------

to Section 9.1(b) thereof. Notwithstanding the foregoing, if Fontaine Industries acquires Advance Auto Parts common stock in exchange for the Issuer's Common Stock, the market-stand-off provisions contained in clause (b) of the preceding paragraph survive the termination of the Voting Agreement.

                                Option Agreement

         Pursuant to the Option Agreement and prior to the Termination Date (as defined above under the description of the Voting Agreement), Fontaine Industries granted to Advance an irrevocable option (the "Option") to purchase all (but not less than all) of the Shares (the "Option Shares") at a purchase price per share equal to the sum of (a) $15.00 (the "Base Amount"), and (b) 25% of the Excess Amount. The term "Excess Amount" means the amount by which the fair market value of the per share consideration paid under an acquisition proposal (a proposal made by a third party to acquire all of the securities or assets of the Issuer in accordance with the terms and conditions set forth in the Merger Agreement) exceeds the Base Amount.

         Any time or from time to time prior to the Termination Date, Advance may exercise the Option, in whole but not in part, if: (a) any person other than Holding or Advance or any of their respective affiliates (a "Third Party"), will have: (i) commenced a bona fide tender offer or exchange offer for any shares of the Issuer's Common Stock, the consummation of which would result in beneficial ownership by such Third Party (together with all such Third Party's affiliates and associates) of 50% or more of the then outstanding voting equity of the Issuer; (ii) acquired beneficial ownership of shares of the Issuer's Common Stock that, when aggregated with any shares of the Issuer's Common Stock already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such persons being equal to or greater than 15% or more of the then outstanding voting equity of the Issuer; provided, however, that "Third Party" for purposes of this clause (ii) does not include any person or group that beneficially owns more than 15% of the outstanding voting equity of the Issuer on the date of the Option Agreement and that does not, after the date thereafter, increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Issuer; (iii) entered into an agreement with the Issuer that contemplates the acquisition of (x) assets constituting 15% or more of the total assets of the Issuer taken as a whole or (y) beneficial ownership of 15% or more of the outstanding voting equity of the Issuer; (b) any of the events described in Section 9.1(e) of the Merger Agreement that would allow Holding to terminate the Merger Agreement has occurred (but without the necessity of Holding having terminated the Merger Agreement); (c) there has been an acquisition proposal by a third party for the Issuer or its subsidiaries prior to December 31, 2001, (as the same may be extended), the meeting of shareholders of the Issuer to vote on the Merger has not been held, Holding would be permitted to terminate the Merger Agreement pursuant to Section 9.1(b) of the Merger Agreement and either Holding or the Issuer has terminated the Merger Agreement pursuant to Section 9.1(b) thereof; or (d) the Issuer shall have terminated the Merger Agreement pursuant to Section 9.1(g) thereof.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE  14    OF   18    PAGES
         ----------------------                         --------  ---------

         In the event that Holding or Advance Auto pays a price with an agreed upon aggregate per share value higher than $15.00 per share for shares of the Issuer's Common Stock under the Merger Agreement, the Base Amount shall be increased to reflect such higher price.

         The Option Agreement also provides that Fontaine Industries will not until the Termination Date (a) sell, hypothecate, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or create or permit to exist any security interest, lien, claim, pledge, right of first refusal agreement, charge or other encumbrance of any nature whatsoever, or enter into any contract, option, put, call or other arrangement or understanding (including any profit sharing arrangement) with respect to such transfer of any of the Shares to any person, (b) trade or take any position, hedge or otherwise, with respect to the Shares, (c) enter into any voting agreement, arrangement or understanding, directly or indirectly, whether by proxy, voting agreement or otherwise, with respect to any of the Shares or deposit any Shares into a voting trust, or (d) take any action that would make any of the representations or warranties contained in the Option Agreement untrue or incorrect or have the effect of preventing or impeding Fontaine Industries from performing any of its obligations under the Option Agreement.

                                Merger Agreement

         Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, the Issuer has agreed to (a) call a special meeting of its shareholders for the purpose of considering and taking action upon the Merger Agreement and the Merger, (b) recommend to its shareholders the adoption and approval of the Merger Agreement and the Merger, and (c) not modify such recommendation, except in certain circumstances set forth therein.

         Under the Merger Agreement, the Issuer has agreed to terminate any discussions or negotiations relating to any acquisition proposal and not facilitate any inquiries (including by way of furnishing information) with respect to an acquisition proposal from a third party, and is obligated to pay Advance a termination fee of $9.0 million and reimburse Advance for expenses up to $7.0 million if the Issuer terminates the Merger Agreement, for among other reasons, to enter into a superior third party acquisition proposal or to recommend a third party acquisition proposal.

         In addition, the Issuer has agreed under the Merger Agreement to obtain and furnish the information required to be included in a proxy statement/prospectus to solicit proxies from the Issuer's shareholders for approval of the Merger Agreement and the Merger at a special meeting of shareholders and file the proxy statement/prospectus with the Securities and Exchange Commission related thereto.

         The Merger Agreement is subject to customary closing conditions and is expected to close as soon as such conditions to the Merger are satisfied or otherwise waived.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE  15    OF   18    PAGES
         ----------------------                         --------  ---------

         Upon filing of articles of merger with the Department of State of the State of Florida (the "Effective Time"), Merger Sub will merge with and into the Issuer, with the Issuer continuing as the Surviving Corporation.

         At the Effective Time (a) each share of the Issuer's Common Stock issued and outstanding immediately prior to the Effective Time will be exchanged for 0.2577 of a share of common stock of Advance Auto Parts and $7.50 in cash in accordance with the terms of the Merger Agreement, less any required withholding taxes, (b) each share of the Issuer's Common Stock that is directly or indirectly owned by the Issuer as treasury stock will be cancelled and retired without any conversion or payment made with respect thereto, and (c) each issued and outstanding share of capital stock of Merger Sub will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

         Immediately after the Merger, Advance Auto Parts will contribute the share of common stock of the Surviving Corporation to Advance, and the Issuer will become a wholly-owned subsidiary of Advance.

         At or immediately prior to the Effective Time, each outstanding option to purchase shares of the Issuer's Common Stock with a per share exercise price of less than $15.00 per share will be cancelled and converted into the right to receive cash for each share purchasable under the option equal to $15.00 minus the per share exercise price of the shares purchasable under the option.

         Each outstanding option to purchase shares of the Issuer's Common Stock, whether or not then exercisable, with a per share exercise price equal to or greater than $15.00 per share at the Effective Time will be converted into an option to acquire, on substantially the same terms and conditions as were applicable under such fully converted option, and which shall be considered issued under Advance Auto Parts' 2001 Executive Stock Option Plan, the number of shares of Advance Auto Part's common stock determined by multiplying the number of shares of the Issuer's Common Stock that were purchasable immediately prior to the Effective Time upon the exercise of such fully assumed option by 0.5154 (the "Option Exchange Ratio") at an exercise price per share equal to (a) the exercise price per share of the Issuer's Common Stock immediately prior to the Effective Time under such fully converted option divided by (b) the Option Exchange Ratio; provided that with respect to a fully converted option with the same exercise price, the number of shares of Advance Auto Part's common stock to be represented by the fully converted option shall be computed on an aggregate basis so as to create options for whole shares of Advance Auto Part's common stock with any then remaining fractional share rounded up to the nearest whole share.

         The persons serving as directors of Merger Sub immediately prior to the Effective time shall serve as the directors of the Surviving Corporation after the Effective Time, and the persons serving as officers of the Issuer immediately prior to the Effective Time shall serve as officers of the Surviving Corporation after the Effective Time.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE  16    OF   18    PAGES
         ----------------------                         --------  ---------

         At the Effective Time, the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation, and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation.

         The Issuer's Common Stock is currently listed on the New York Stock Exchange under the symbol "DAP." After the Effective Time of the Merger, Advance Auto Parts will seek to delist the Issuer's Common Stock from the NYSE and de-register the Issuer's Common Stock under the Exchange Act.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Fontaine Industries is currently the record owner of 4,021,509 shares of Common Stock. The Peter J. Fontaine Revocable Trust and Peter J. Fontaine individually and as trustee may each be deemed to beneficially own all 4,021,509 shares of Common Stock held by Fontaine Industries.

         Pursuant to the Voting Agreement and as more fully discussed above, Fontaine Industries, which beneficially owns 4,021,509 shares of the Issuer's Common Stock (representing approximately 24.1% of the issued and outstanding shares of the Company's Common Stock as of August 7, 2001, based upon 16,707,923 shares outstanding at August 7, 2001), is required to vote in favor of the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated thereby. Fontaine Industries also irrevocably appointed Advance as its proxy to vote the Shares for the matters discussed above. The Voting Agreement also restricts the disposition of the Shares owned by Fontaine Industries. In addition, pursuant to the Option Agreement and as more fully discussed above, Fontaine Industries granted to Advance an option to purchase the Shares, which may be exercised under certain specified conditions.

         For the above stated reasons, Holding and Advance may be deemed to have shared voting and dispositive power over the Shares along with Fontaine Industries, the Fontaine Trust and Fontaine. The filing of this Schedule 13D shall not be construed as an admission that Holding, Advance or any affiliate of Holding or Advance is the beneficial owner of the Shares.

         In addition to the shares of Common Stock held by Fontaine Industries, Peter J. Fontaine may be deemed to beneficially own 1,000 shares of Common Stock held by Peter J. Fontaine's wife and 1,000 shares of Common Stock held by Peter
J. Fontaine's daughter. Such shares together with the shares of Common Stock held by Fontaine Industries represented 24.1% of the total outstanding shares of the Common Stock of the Issuer as of August 7, 2001.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   17   OF   18    PAGES
         ----------------------                         --------  ---------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As discussed in Items 3, 4 and 5 above, Holding and Advance are parties to the Merger Agreement (along with certain of their affiliates), the Voting Agreement and the Option Agreement.

         Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person or any Affiliated Entity with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of its securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Agreement and Plan of Merger dated as of August 7,
                           2001 among Advance Holding Corporation, Advance Auto
                           Parts, Inc. Advance Stores Company, Incorporated, AAP
                           Acquisition Corporation and Discount Auto Parts, Inc
                           (incorporated by reference to Exhibit 2.1 of the Form
                           8-K of Discount Auto Parts, Inc. (File No. 01-11276), as filed with the SEC on August 8, 2001).

         Exhibit 2         Irrevocable Proxy and Voting Agreement dated as of
                           August 7, 2001 among Advance Holding Corporation,
                           Advance Stores Incorporated, Fontaine Industries
                           Limited Partnership, the Peter J. Fontaine Revocable
                           Trust, and Peter J. Fontaine, in his individual capacity (incorporated by reference to Exhibit 99.1 of the Form 8-K of Discount Auto Parts, Inc. (File
                           No. 01-11276), as filed with the SEC on August 8,
                           2001).

         Exhibit 3 Stock Option Agreement dated as of August 7, 2001 among Advance Holding Corporation, Advance Stores
                           Company, Incorporated, Fontaine Industries Limited
                           Partnership, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, in his individual capacity
                           (incorporated by reference to Exhibit 99.2 of the Form 8-K of Discount Auto Parts, Inc. (File No.
                           01-11276), as filed with the SEC on August 8, 2001).

         Exhibit 4         Joint Filing Agreement.

                                  SCHEDULE 13D

CUSIP NO.    254642 10 1                            PAGE   18   OF   18    PAGES
         ----------------------                         --------  ---------

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2001.

                                 FONTAINE INDUSTRIES LIMITED
                                 PARTNERSHIP

                                 By:      Peter J. Fontaine Revocable Trust,
                                                   General Partner

                                          By:      /s/ Peter J. Fontaine
                                             -----------------------------------
                                                   Peter J. Fontaine, Trustee


                                 PETER J. FONTAINE REVOCABLE
                                 TRUST

                                 By:      /s/ Peter J. Fontaine
                                    --------------------------------------------
                                          Peter J. Fontaine, Trustee


                                          /s/ Peter J. Fontaine
                                 -----------------------------------------------
                                          Peter J. Fontaine, individually

                                  EXHIBIT INDEX

Exhibit 1 Agreement and Plan of Merger dated as of August 7, 2001 among Advance Holding Corporation, Advance Auto Parts, Inc.
                  Advance Stores Company, Incorporated, AAP Acquisition
                  Corporation and Discount Auto Parts, Inc (incorporated by reference to Exhibit 2.1 of the Form 8-K of Discount Auto
                  Parts, Inc. (File No. 01-11276), as filed with the SEC on
                  August 8, 2001).

Exhibit 2         Irrevocable Proxy and Voting Agreement dated as of August 7,
                  2001 among Advance Holding Corporation, Advance Stores
                  Incorporated, Fontaine Industries Limited Partnership, the
                  Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, in his individual capacity (incorporated by reference to Exhibit
                  99.1 of the Form 8-K of Discount Auto Parts, Inc. (File No.
                  01-11276), as filed with the SEC on August 8, 2001).

Exhibit 3         Stock Option Agreement dated as of August 7, 2001 among
                  Advance Holding Corporation, Advance Stores Company,
                  Incorporated, Fontaine Industries Limited Partnership, the
                  Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, in his individual capacity (incorporated by reference to Exhibit
                  99.2 of the Form 8-K of Discount Auto Parts, Inc. (File No.
                  01-11276), as filed with the SEC on August 8, 2001).

Exhibit 4         Joint Filing Agreement.

                             JOINT FILING AGREEMENT

         The undersigned hereby agree to file jointly the statement on Schedule 13D (Amendment No. 5) to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to regulation 13D-G under the Securities Exchange Act of 1934.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this Agreement shall be an exhibit to the statement on Schedule 13D, and any amendments hereto, filed on behalf of each of the parties hereto.

         Dated August 17, 2001.

                                  FONTAINE INDUSTRIES LIMITED
                                  PARTNERSHIP

                                  By:      Peter J. Fontaine Revocable Trust,
                                                    General Partner


                                           By:      /s/ Peter J. Fontaine
                                              ----------------------------------
                                                    Peter J. Fontaine, Trustee

                                  PETER J. FONTAINE REVOCABLE
                                  TRUST


                                  By:      /s/ Peter J. Fontaine
                                     -------------------------------------------
                                           Peter J. Fontaine, Trustee


                                           /s/ Peter J. Fontaine
                                  ----------------------------------------------
                                           Peter J. Fontaine, individually